Contact

www.linkedin.com/in/chris-dewey-597736124 (LinkedIn)
ineroscapitalmarkets.com/ (Company)

Chris Dewey

Introducing institutional quality deals to qualified investors interested in medical robotic and medical device firms.

Key Largo, Florida, United States

Experience

Ceros Financial Services, Inc.
Partner, Venture Capital Markets
June 2019 - Present (7 years 2 months)
Miami, Florida, United States

OrthoSensor, Inc.
Board Member
October 2019 - Present (6 years 10 months)

TriFlo Cardiovascular Inc.
Founding Board Member
July 2019 - Present (7 years 1 month)

MIVI Neuroscience, Inc
Board Member
November 2018 - Present (7 years 9 months)

DermaSensor
Board Member
April 2011 - Present (15 years 4 months)

Cephea Valve Technologies, Inc.
Board Member
June 2013 - February 2019 (5 years 9 months)

A.G.P./Alliance Global Partners
Banking
August 2018 - December 2018 (5 months)

National Securities Corporation
Investment Banking
May 2013 - July 2016 (3 years 3 months)

Auris Health, Inc
Board Member
April 2012 - March 2014 (2 years)

Shockwave Medical, Inc.
Board Member
May 2011 - February 2014 (2 years 10 months)

MAKO Surgical Corp.
Founding Board Member
July 2004 - December 2013 (9 years 6 months)

OrthoSensor, Inc.
Founding Board Member
June 2009 - February 2013 (3 years 9 months)

National Securities Corporation
Vice Chairman Of The Board
January 2007 - April 2011 (4 years 4 months)

Jefferies
Executive Vice President
May 1994 - January 2007 (12 years 9 months)

Bonds Direct Securities LLC
Co-Founder
June 2001 - November 2004 (3 years 6 months)

Z-KAT, Inc.
Founding Board Member
July 1999 - July 2004 (5 years 1 month)

Merrion Capital Group
Managing Partner
May 1992 - May 1994 (2 years 1 month)

Scully Brothers & Foss
Managing Partner
October 1990 - June 1992 (1 year 9 months)

Bear Stearns Companies
Executive Vice President
February 1980 - September 1990 (10 years 8 months)

Education

The Wharton School
Master of Business Administration - MBA · (1985 - 1987)